UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-43382

Bending Spoons S.p.A.
(Exact name of registrant as specified in its charter)
Via Nino Bonnet 10
20154 Milan
Italy
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Explanatory note

On October 2, 2026, Bending Spoons S.p.A. closed two add-ons to its existing U.S. dollar-denominated senior secured term loan B, due 2031, and euro-denominated senior secured term loan B, due 2031. Both add-ons priced on September 25, 2026, and have principal amounts of $1.25 billion and €395 million, respectively. A copy of the press release, issued on September 25, 2026, on pricing of the term loan B add-ons is furnished as Exhibit 99.1 to this report on Form 6-K.

The $1.25 billion add-on was arranged by JPMorgan Chase Bank, N.A., with JPMorgan Chase Bank, N.A., BNP Paribas SA, Goldman Sachs Bank Europe SE, HSBC Continental Europe S.A., and UniCredit S.p.A. acting as active joint physical bookrunners, and Banco BPM S.p.A., Intesa Sanpaolo S.p.A., and MUFG Bank, Ltd. acting as passive joint physical bookrunners.

The €395 million add-on was arranged by BNP Paribas SA, Goldman Sachs Bank Europe SE, J.P. Morgan SE, and UniCredit S.p.A., with BNP Paribas SA, Goldman Sachs Bank Europe SE, HSBC Continental Europe S.A., J.P. Morgan SE, and UniCredit S.p.A. acting as active joint physical bookrunners and Banco BPM S.p.A., Intesa Sanpaolo S.p.A., and MUFG Bank, Ltd. acting as passive joint physical bookrunners.

Other than as indicated below, the information in this report on Form 6-K will not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor will it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Incorporation by Reference

The information contained in this report on Form 6-K (excluding Exhibit 99.1) is hereby incorporated by reference into the registration statement on Form S-8 of Bending Spoons S.p.A. (File No. 333-297730).

EXHIBIT INDEX
Exhibit No.	Description
99.1	Bending Spoons successfully syndicates upsized term loan B add-ons
SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bending Spoons S.p.A.
Date: October 2, 2026	By: /s/ Luca Ferrari
Name: Luca Ferrari
Title: Chair of the board of directors, co-founder, and chief executive officer